                   R. A. WALKER
SENIOR VICE PRESIDENT, FINANCE
  AND CHIEF FINANCIAL OFFICER

                                                                                                                   May 9, 2008

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 7010
Attention: Ms. Sandy Eisen

RE:    Anadarko Petroleum Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2007
          File No. 001-08968

Ladies and Gentlemen:

Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80 and 17 C.F.R. Section 200.83, Anadarko Petroleum Corporation (the "Company") submitted to the U.S. Securities and Exchange Commission (the "SEC") in paper format its letter (the "Response Letter") to the SEC dated May 9, 2008 responding to comment number 2 contained in the letter from the SEC dated April 30, 2008. The Company submitted to the SEC a separate letter (the "Confidential Treatment Letter") requesting that the Company's response to such comment contained in the Response Letter and the Confidential Treatment Letter receive confidential treatment.

Very truly yours,

/s/ R. A. Walker